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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                 SCHEDULE TO/A
                                (Rule 14d-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 4)
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                              Fedders Corporation
                      (Name of Subject Company (Issuer))

                              Fedders Corporation
                       (Name of Filing Person (Offeror))

                                 Common Stock
                       (Titles of Classes of Securities)

                                   313135501
                   (CUSIP Numbers of Classes of Securities)

                            Robert N. Edwards, Esq.
                      Vice President and General Counsel
                              Fedders Corporation
                             505 Martinsville Road
                         Liberty Corner, NJ 07938-0813
                                (908) 604-8686
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                         behalf of the filing person)

                                   Copy to:
                              Mark C. Smith, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           Calculation of Filing Fee

        Transaction valuation*                Amount of filing fee+**
             $37,650,000                             $3,463.80
____________________
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,100,000 shares of Fedders Corporation ("Fedders") Series A Cumulative Preferred Stock, par value $0.01 per share, ("Series A Cumulative Preferred Stock") for 15,000,000 shares of Fedders Common Stock, par value $0.01 per share ("Common Stock"). The amount is estimated based upon the (a) average of the high and the low price per share of Fedders Common Stock on October 22, 2002, as reported on the New York Stock Exchange, multiplied by (b) 15,000,000, representing the maximum number of shares of Fedders Common Stock to be exchanged.

+     Calculated as .0092 of the Transaction Valuation.
**    This amount has previously been paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:__________________   Filing Party:________________
      Form or Registration No.:________________   Date Filed:__________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|    third-party tender offer subject to Rule 14d-1.
      |X|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:|X|
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         Fedders Corporation, a Delaware corporation ("Fedders"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 29, 2002, as amended by Amendment No. 1 filed on November 13, 2002, Amendment No. 2 filed on November 29, 2002 and Amendment No. 3 filed on December 12, 2002 (as so amended, the "Schedule TO"), with respect to Fedders' offer to exchange (the"Exchange Offer") 2,100,000 shares of Fedders Series A Cumulative Preferred Stock (the "Series A Cumulative Preferred Stock") for currently outstanding shares of Fedders Common Stock (the "Common Stock"), at the exchange rate of 0.14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. Subject to the terms and conditions of the Exchange Offer set forth in the Offering Circular dated October 29, 2002 (the "Offering Circular"), Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of the Common Stock to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. This Schedule TO, as amended hereby, is intended to satisfy the requirements of rule 13e-4(c)(3) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Exchange Offer.

         Capitalized terms used and not defined herein have the meaning given to them in the Offering Circular and Schedule TO.





Item 1.      Summary Term Sheet.
Item 4.      Terms of the Transaction.
Item 6.      Purposes of the Transaction and Plans or Proposals.
Item 11.     Additional Information.

         Items 1, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

         The Exchange Offer expired at 5:00 p.m., New York City time, on December 27, 2002.

          Pursuant to the Exchange Offer, Fedders accepted for exchange 2,315,929 shares of Common Stock. In exchange for the shares of Common Stock, Fedders will issue a total of approximately 324,230 shares of Series A Cumulative Preferred Stock. On December 30, 2002, Fedders issued a press release announcing the results of the Exchange Offer. A copy of this press release is filed herewith as Exhibit (a)(5)(H) and incorporated herein by reference.



Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

         (a)(5)(H) Press release dated December 30, 2002.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 30, 2002               By:  /s/ Robert N. Edwards
                                           __________________________________
                                           Robert N. Edwards, Esq.
                                           Vice President and General Counsel

                                                           Exhibit (a)(5)(H)



FEDDERS ANNOUNCES FINAL RESULT OF ITS OFFER TO EXCHANGE COMMON
STOCK FOR NEW PREFERRED STOCK

LIBERTY CORNER, N.J., Dec 30, 2002 -- Fedders Corporation (FJC) , a leading global manufacturer of air treatment products, including air conditioners, air cleaners, dehumidifiers and humidifiers, and thermal technology products, today announced the results of its offer to holders of its Common Stock to exchange each of their Common shares for shares of Series A Cumulative Preferred Stock. The offer expired at 5:00 p.m., New York City time, on December 27, 2002.

The Company disclosed that 2,315,929 shares of the Company's common stock had been validly tendered and not withdrawn. Fedders will exchange .14 shares of its new Series A Cumulative Preferred Stock for each share of Common Stock tendered and issue a total of approximately 324,230 shares of Series A Cumulative Preferred Stock. No fractional shares of Series A Cumulative Preferred Stock will be issued. Shareholders will receive cash in lieu of any fractional shares to which they would otherwise be entitled. The shares of Series A Cumulative Preferred Stock will trade on the New York Stock Exchange under the symbol FJCPrA when issued.

Georgeson Shareholder Communications, Inc. is acting as the information agent for the offer. Stockholders who have any further questions should contact Georgeson Shareholder Communications, Inc. at (866) 835-2930.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Fedders. Investors are urged to read the offering circular and other relevant tender offer documents that have been filed with the Securities and Exchange Commission by Fedders because they contain important information concerning the offer. You are able to obtain a free copy of the documents filed by Fedders with the Commission at the Commission's website at http://www.sec.gov.

Contact:  Michael Giordano, (908) 604-8686
          investorrelations@fedders.com